Exhibit 99.1

Execution Version

BROOKFIELD FINANCE INC.

AND

BROOKFIELD ASSET MANAGEMENT INC.

AND

COMPUTERSHARE TRUST COMPANY OF CANADA

Fourth Supplemental

Indenture

Dated as of January 29, 2019

THIS FOURTH SUPPLEMENTAL INDENTURE, dated as of January 29, 2019 between Brookfield Finance Inc. (the “Issuer”), a corporation incorporated under the laws of Ontario, Canada, Brookfield Asset Management Inc. (the “Company”), a corporation amalgamated under the laws of Ontario, Canada, and Computershare Trust Company of Canada (the “Trustee”), a trust company organized under the laws of Canada, as trustee, to the Indenture, dated as of June 2, 2016, by and among the Issuer, the Company and the Trustee (the “Original Indenture”, the Original Indenture, as supplemented hereby, being referred to herein as the “Indenture”).

WITNESSETH

WHEREAS, the Issuer has duly authorized, as a separate series of Securities under the Indenture, its 4.850% Notes due 2029 (the “Notes”) and the Company has consented to and approved the issuance of the Notes;

WHEREAS, the Issuer and the Company have duly authorized the execution and delivery of this Fourth Supplemental Indenture to establish the Notes as a separate series of Securities under the Original Indenture and to provide for, among other things, the issuance by the Issuer of and the form and terms of the Notes and additional covenants for purposes of the Notes and the Holders thereof;

WHEREAS, the Issuer and the Company are not in default under the Original Indenture;

WHEREAS, all things necessary to make this Fourth Supplemental Indenture a valid agreement according to its terms have been done; and

WHEREAS, the foregoing recitals are made as statements of fact by the Issuer and the Company and not by the Trustee;

NOW, THEREFORE, THIS SUPPLEMENTAL INDENTURE WITNESSETH:

For and in consideration of the premises and the purchase of the Notes by the Holders thereof, it is mutually agreed, for the equal and proportionate benefit of all Holders of the Notes, as follows:

ARTICLE 1

DEFINITIONS AND OTHER PROVISIONS

OF GENERAL APPLICATION

Section 1.1                                   Definitions

For all purposes of this Fourth Supplemental Indenture and the Notes, except as otherwise expressly provided or unless the subject matter or context otherwise requires:

“Additional Amounts” has the meaning specified in Section 2.13 of this Fourth Supplemental Indenture.

“Adjusted Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity (computed as of the second business day immediately preceding that redemption date) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

“Below Investment Grade Rating Event” means that on any day within the 60-day period (which shall be extended during an Extension Period) after the earlier of (1) the occurrence of a Change of Control or (2) the first public notice of the occurrence of a Change of Control or the intention by the Company to effect a Change of Control, the Notes are rated below an Investment Grade Rating by at least two out of three of the Rating Agencies if there are three Rating Agencies or all of the Rating Agencies if there are fewer than three Rating Agencies. Notwithstanding the foregoing, a Below Investment Grade Rating Event otherwise arising by virtue of a particular reduction in rating shall not be deemed to have occurred in respect of a particular Change of Control (and thus shall not be deemed a Below Investment Grade Rating Event for purposes of the definition of Change of Control Triggering Event hereunder) if the Rating Agencies making the reduction in rating to which this definition would otherwise apply do not announce or publicly confirm or inform the Trustee in writing at its request that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable Change of Control (whether or not the applicable Change of Control shall have occurred at the time of the ratings event). For the purpose of this definition, an “Extension Period” shall occur and continue for so long as the aggregate of (i) the number of Rating Agencies that have placed the Notes on publicly announced consideration for possible downgrade during the initial 60-day period and (ii) the number of Rating Agencies that have downgraded the Notes to below an Investment Grade Rating during either the initial 60-day period or the Extension Period provided for in clause (i) is sufficient to result in a Change of Control Triggering Event should one or more of the Rating Agencies that have placed the Notes on publicly announced consideration for possible downgrade subsequently downgrade the Notes to below an Investment Grade Rating. The Extension Period shall terminate when one of the Rating Agencies has confirmed that the Notes are not subject to consideration for a possible downgrade, and have not downgraded the Notes, to below an Investment Grade Rating.

“Change of Control” means the consummation of any transaction including, without limitation, any merger, amalgamation, arrangement or consolidation the result of which is that any person or group of related persons, other than any one or more of the Company, the Company’s Subsidiaries, the Company’s or any of its Subsidiaries’ employee benefit plans, or Management and/or any entity or group of entities controlled by Management (provided that upon the consummation of a transaction by Management and/or an entity or group of entities controlled by Management, the Company’s Class A limited voting shares or other Voting Stock into which the Company’s Class A limited voting shares are reclassified, consolidated, exchanged or changed continue to be listed and posted for trading on a national securities exchange in the United States, Canada or Europe), becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of (i) more than 50% of the voting power of each class of the Company’s Voting Stock or other Voting Stock into which the Company’s Voting Stock is reclassified, consolidated, exchanged or changed measured by voting power rather than number of shares or (ii) Voting Stock sufficient to enable it to elect a majority of the members of the Company’s board of directors. For the purposes of this section, “person” and “group” have the meanings attributed to them in Sections 13(d) and 14(d) of the Exchange Act.

For the purposes of the Indenture, a Person will be deemed to be controlled by Management if the individuals comprising Management are the beneficial owners, directly or indirectly, of, in aggregate, (i) more than 50% of the voting power of such Person’s Voting Stock measured by voting power rather than number of shares or (ii) such Person’s Voting Stock sufficient to enable them to elect a majority of the members of such Person’s board of directors (or similar body).

“Change of Control Offer” has the meaning specified in Section 2.8 of this Fourth Supplemental Indenture.

“Change of Control Payment” has the meaning specified in Section 2.8 of this Fourth Supplemental Indenture.

“Change of Control Payment Date” has the meaning specified in Section 2.8 of this Fourth Supplemental Indenture.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Below Investment Grade Rating Event.

“Comparable Treasury Issue” means the United States Treasury security selected by the Independent Investment Banker that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes.

“Comparable Treasury Price” means, with respect to any redemption date (i) the average of four Reference Treasury Dealer Quotations for that redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (ii) if the Independent Investment Banker obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Quotations.

“DBRS” means DBRS Limited, and its successors.

“Guarantee Obligations” means the guarantee obligations of the Company pursuant to Article 5 of the Original Indenture but solely in respect of the Notes.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by the Issuer to act as the “Independent Investment Banker”.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s, BBB- (or the equivalent) by S&P and BBB (low) (or the equivalent) by DBRS.

“Management” means any one or more of the Company’s directors, officers or employees (or directors, officers or employees of its Subsidiaries) immediately prior to the consummation of any transaction that would constitute a Change of Control, acting individually or together.

“Moody’s” means Moody’s Investors Service Inc., and its successors.

“Notes” has the meaning ascribed to it in the recitals.

“Rating Agencies” means (1) each of Moody’s, S&P and DBRS and (2) if any of the foregoing Rating Agencies ceases to rate the Notes or fails to make a rating of the Notes publicly available for reasons outside of the Issuer or the Company’s control, a “nationally recognized statistical rating organization” within the meaning of Section 3(a)(62) under the Exchange Act, selected by the Issuer (as certified by a resolution of the Board of Directors) as a replacement agency for Moody’s, S&P or DBRS, or some or all of them, as the case may be.

“Redemption Price” means in the case of (A) in Section 2.7(A) of this Fourth Supplemental Indenture, the greater of (i) 100% of the principal amount of the Notes to be redeemed, and (ii) the sum of the present values of the Remaining Scheduled Payments discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate plus 35 basis points, and in the case of (B) in Section 2.7(B) of this Fourth Supplemental Indenture, 100% of the principal amount of the notes to be redeemed, together with, in each case, accrued and unpaid interest on the principal amount of the notes to be redeemed to the date of redemption.

“Reference Treasury Dealer” means each of Citigroup Global Markets Inc., HSBC Securities (USA) Inc. and a Primary Treasury Dealer (as defined herein) selected by SMBC Nikko Securities America, Inc. and their respective successors, each a recognized investment banking firm that is a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”); provided, however, that if any of the foregoing shall cease to be a Primary Treasury Dealer, the Issuer shall substitute therefor another nationally recognized investment banking firm that is a Primary Treasury Dealer to be a Reference Treasury Dealer.

“Reference Treasury Dealer Quotations” means, with respect to any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker by the Reference Treasury Dealers at 3:30 p.m., New York City time, on the third business day preceding that redemption date.

“Remaining Scheduled Payments” means, with respect to each Note to be redeemed, the remaining scheduled payments of the principal thereof and interest thereon that would have been due after the related redemption date but for such redemption; provided, however, that, if that redemption date is not an interest payment date with respect to such Note, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to that redemption date.

“S&P” means Standard & Poor’s Ratings Services, a Division of McGraw-Hill Financial, Inc., and its successors.

All other terms and expressions used herein shall have the same meanings as corresponding expressions defined in the Original Indenture.

Section 1.2                                   To Be Read with Original Indenture

The Fourth Supplemental Indenture is a supplemental indenture within the meaning of the Original Indenture, and the Original Indenture and this Fourth Supplemental Indenture shall be read together and shall have effect, so far as practicable, as though all the provisions of the Original Indenture and this Fourth Supplemental Indenture were contained in one instrument.

Section 1.3                                   Currency

Except where expressly provided, all amounts in this Fourth Supplemental Indenture are stated in United States currency.

ARTICLE 2

THE NOTES

Section 2.1                                   Designation

There is hereby authorized to be issued under the Original Indenture a separate series of Securities designated as “4.850% Brookfield Finance Inc. Notes due 2029”.

Section 2.2                                   Limit of Aggregate Principal Amount

The aggregate principal amount of Notes that may be authenticated and delivered pursuant to the Fourth Supplemental Indenture (except for Notes authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, other Notes pursuant to Section 3.4, 3.5, 3.6, 10.6 or 12.7 of the Original Indenture and except for any Notes which, pursuant to the last sentence of Section 3.3 of the Original Indenture, are deemed never to have been authenticated and delivered) shall initially be limited to $1,000,000,000 all of which have been issued hereunder. The Issuer may from time to time, without the consent of the holders of the Notes but with the consent of the Company, create and issue further notes having the same terms and conditions in all respects as the Notes being offered hereby except for the issue date, the issue price and the first payment of interest thereon. Additional notes issued in this manner will be consolidated with and will form a single series with the Notes, as the case may be, being offered hereby.

Section 2.3                                   Date of Payment of Principal

The principal of the Notes shall be payable on March 29, 2029.

Section 2.4                                   Payments; Registration of Transfers

All payments in respect of the Notes shall be made in immediately available funds. Computershare Trust Company, N.A. has been initially appointed to act as Paying Agent for the Notes. The “Place of Payment” for the Notes shall be at the address of the Paying Agent, currently located at 8742 Lucent Boulevard, Suite 225, Highlands Ranch, Colorado 80129.

Notwithstanding the provisions of Section 1.14 of the Original Indenture, the Issuer shall make, or cause to be made, payments on any Interest Payment Date, Redemption Date, Purchase Date, Change of Control Payment Date or Stated Maturity whether or not such date is a Business Day in Toronto, Ontario, unless such date shall not be a Business Day in New York, New York.

For such Notes (if any) as are not represented by a Global Security, payments of principal (and premium, if any) and interest on any Notes will be made at the Place of Payment, except that, at the option and expense of the Issuer, payment of interest may be made by (a) cheque mailed to the address of the Person entitled thereto as such address shall appear on the Security Register or (b) wire transfer to an account maintained by the Person entitled thereto as specified in the Security Register. The registration of transfers and exchanges of Notes will be made at the Corporate Trust Office of the Trustee currently located at 100 University Avenue, 11th Floor, Toronto, Canada M5J 2Y1 and the Place of Payment.

Section 2.5                                   Interest

(1)                                 The Notes will be issued in initial denominations of $2,000 and subsequent multiples of $1,000 and shall bear interest at the rate of 4.850% per annum, payable semi-annually in arrears; provided, that any principal and premium and any installment of interest which is overdue shall bear interest at the rate of 4.850% per annum plus 1% (to the extent that the payment of such interest shall be legally enforceable).

(2)                                 Interest in respect of the Notes shall accrue from and including January 29, 2019 or from and including the most recent Interest Payment Date to which interest has been paid or duly provided for.

(3)                                 The Interest Payment Dates on which interest shall be payable in respect of the Notes shall be March 29 and September 29 in each year, commencing on September 29, 2019.

(4)                                 The Regular Record Dates for interest in respect of the Notes shall be February 28 and August 29 (whether or not a Business Day) in respect of the interest payable semi-annually in arrears on March 29 and September 29, respectively.

Section 2.6                                   Redemption

(1)                                 Except as provided in Section 2.7 or Section 2.9 of this Fourth Supplemental Indenture, the Notes are not redeemable prior to maturity.

(2)                                 For purposes of this Fourth Supplemental Indenture and the Notes, the first sentence of Section 12.4 of the Original Indenture shall be amended and restated in its entirety with the following sentence:

“Notice of redemption shall be given by first-class mail, postage prepaid, mailed not less than 15 nor more than 60 days prior to the Redemption Date, to each Holder of Securities to be redeemed, at his address appearing in the Security Register.”

For avoidance of doubt, this Section 2.6(2) shall not be deemed to affect any other series of Securities issued under the Original Indenture, except as may be provided for in respect of any other series of Securities.

Section 2.7                                   Redemption at the Issuer’s Option

The Notes will be redeemable at the Issuer’s option (A) in whole or in part at any time and from time to time and/or (B) in whole on or after December 29, 2028 (the date that is three months prior to the maturity date), in each case, on payment of the applicable Redemption Price. If less than all of the Notes are to be redeemed pursuant to (A), the Notes so redeemed will be cancelled and will not be re-issued.

Notice of any redemption will be delivered at least 15 days but not more than 60 days before the Redemption Date to each Holder of the Notes to be redeemed. On and after any Redemption Date, interest will cease to accrue on the Notes or any portion thereof called for redemption. On or before any Redemption Date, the Issuer shall deposit with the Trustee or with a Paying Agent money sufficient to pay the Redemption Price of and accrued interest on the Notes to be redeemed on such date. If less than all the Notes are to be redeemed, the Notes to be redeemed shall be selected by the Trustee at the Issuer’s direction by such method as the Issuer and the Trustee shall deem fair and appropriate. The Redemption Price shall be calculated by the Independent Investment Banker and the Issuer, the Trustee and any Paying Agent for the Notes shall be entitled to rely on such calculation.

Section 2.8                                   Repurchase upon a Change of Control

If a Change of Control Triggering Event occurs, unless the Issuer has exercised its right to redeem the Notes as described in Section 2.7 above, it will be required to make an offer to repurchase all, or any part, (equal to $2,000 or a subsequent multiple of $1,000) of each Holder’s Notes pursuant to the offer described below (the “Change of Control Offer”) on the terms set forth herein. In the Change of Control Offer, the Issuer will be required to offer payment in cash equal to 101% of the aggregate principal amount of Notes repurchased plus accrued and unpaid interest, if any, on the Notes repurchased (the “Change of Control Payment”), to the date of purchase.

Within 30 days following any Change of Control Triggering Event, the Issuer will be required to deliver a notice to Holders of Notes, with a copy to the Trustee, describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase the Notes on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is delivered (the “Change of Control Payment Date”), pursuant to the procedures required herein and described in such notice. The Issuer must comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with this Section 2.8, the Issuer will be required to comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this Section 2.8 by virtue of such conflicts.

On the Change of Control Payment Date, the Issuer will be required, to the extent lawful, to:

(a)                                 accept for payment all Notes or portions of Notes properly tendered pursuant to the Change of Control Offer;

(b)                                 deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes properly tendered; and

(c)                                  deliver or cause to be delivered to the Trustee the Notes properly accepted together with an Officers’ Certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by the Issuer.

The Paying Agent will be required to promptly deliver to each Holder who properly tendered Notes the purchase price for such Notes, and the Trustee will be required to promptly authenticate and deliver (or cause to be delivered) to each such Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each new Note will be in a principal amount of $2,000 or a subsequent multiple of $1,000.

The Issuer will not be required to make a Change of Control Offer upon a Change of Control Triggering Event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by the Issuer and such third party purchases all Notes properly tendered and not withdrawn under its offer.

Section 2.9                                   Redemption for Changes in Canadian Withholding Taxes

The Notes will be subject to redemption as a whole, but not in part, at the option of the Issuer at any time at 100% of the principal amount, together with accrued interest thereon to the Redemption Date, in the event the Issuer shall have received an opinion from independent tax counsel experienced in such matters to the effect that the Issuer has become or would become obligated to pay, on the next date on which any amount would be payable with respect to the Notes, any Additional Amounts as a result of a change in the laws of Canada or any political subdivision or taxing authority thereof or therein (including any regulations promulgated thereunder), or any change in any official position regarding the application or interpretation of such laws or regulations, which change is announced or becomes effective on or after the date of this Fourth Supplemental Indenture.

Section 2.10                            Form

The Notes and the certificate of the Trustee endorsed thereon shall each be issuable initially as one or more Global Securities and shall be substantially in the form set forth in Annex A hereto. The Depositary for Global Securities shall be The Depository Trust Company, 570 Washington Blvd, 4th FL, Jersey City, New Jersey 07310, USA.

Section 2.11                            Additional Event of Default

In addition to the Events of Default contained in Section 6.1 of the Original Indenture, the failure by the Issuer to comply with its obligations in the event of a Change of Control Triggering Event will constitute an Event of Default with respect to the Notes.

If an Event of Default with respect to the Notes shall occur and be continuing, the principal of the Notes may be declared due and payable in the manner and with the effect provided in the Indenture. Notwithstanding the previous sentence, if an Event of Default occurs as a result of the failure by the Issuer to comply with its obligations in the event of a Change of Control Triggering Event as described above, the principal of, and any premium and accrued interest on the Notes will become immediately due and payable without any declaration or other act on the part of the Trustee or any Holder of the Notes.

Section 2.12                            Additional Covenants

The covenants contained in Article 3 of this Fourth Supplemental Indenture shall apply to the Notes in addition to the covenants contained in the Original Indenture.

Section 2.13                            Payment of Additional Amounts

All payments made by the Issuer or the Company under or with respect to the Notes will be made free and clear of, and without withholding or deduction for or on account of, any present or future tax, duty, levy, impost, assessment or other governmental charge imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereinafter “Taxes”), unless the Issuer or the Company (as applicable) is required to withhold or deduct Taxes by law or by the interpretation or administration thereof. If the Issuer or the Company is so required to withhold or deduct any amount for or on account of Taxes from any payment made by it under or with respect to the Notes and the Notes are not redeemed in accordance with the provisions of Section 2.9 of this Fourth Supplemental Indenture, the Issuer or the Company (as applicable) will pay such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each Holder or beneficial owner (including Additional Amounts) after such withholding or deduction will not be less than the amount the Holder or beneficial owner would have received if such Taxes had not been withheld or deducted; provided that no Additional Amounts will be payable with respect to: (a) any payment to a Holder or beneficial owner who is liable for such Taxes in respect of such Note (i) by reason of such Holder or beneficial owner, or any other person entitled to payments on the Note, being a person with whom the Issuer or the Company does not deal at arm’s length (within the meaning of the Income Tax Act (Canada) (the “Tax Act”)), (ii) by reason of the existence of any present or former connection between such Holder or beneficial owner (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of power over, such Holder or beneficial owner, if such Holder or beneficial owner is an estate, trust, partnership, limited liability company or corporation) and Canada or any province or territory thereof or therein other than the mere ownership, or receiving payments under or enforcing any rights in respect of such Note as a non-resident or deemed non-resident of Canada or any province or territory thereof or therein, or (iii) by reason of such Holder or beneficial owner being a “specified shareholder” of the Issuer or the Company or not dealing at arm’s length with a “specified shareholder” of the Issuer or the Company as defined in subsection 18(5) of the Tax Act; (b) any Note presented for payment (where presentation is required) more than 30 days after the later of (i) the date on which such payment first becomes due or (ii) if the full amount of the monies payable has not been paid to the Holders of the Notes on or prior to such date, the date on which the full amount of such monies has been paid to the Holders of the Notes, except to the extent that the Holder of the Notes would have been entitled to such Additional Amounts on presentation of the same for payment on the last day of such period of 30 days; (c) any estate, inheritance, gift, sales, transfer, excise or personal property tax or any similar Tax; (d) any Tax imposed as a result of the failure of a Holder or beneficial owner to comply with certification, identification, declaration or similar reporting requirements concerning the nationality, residence, identity or connection with Canada or any province or territory thereof or therein of such Holder or beneficial owner, if such compliance is required by statute or by regulation, as a precondition to reduction of, or exemption, from such Tax; (e) any (i) withholding or deduction imposed pursuant to Sections 1471 to 1474 of the U.S. Internal Revenue Code of 1986, as amended (“FATCA”), or any successor version thereof, or any similar legislation imposed by any other governmental authority, (ii) Tax or penalty arising from the Holder’s or beneficial owner’s failure to properly comply with the Holder’s or beneficial owner’s obligations imposed under the Canada United States Enhanced Tax Information Exchange Agreement Implementation Act (Canada) or any treaty, law or regulation or other official guidance enacted by Canada implementing FATCA or an intergovernmental agreement with respect to FATCA or any similar legislation imposed by any other governmental authority including, for greater certainty, Part XVIII and Part XIX of the Tax Act; or (f) any combination of the foregoing clauses (a) to (e).

The Issuer or the Company (as applicable) will also (1) make such withholding or deduction and (2) remit the full amount deducted or withheld by it to the relevant authority in accordance with applicable law. The Issuer or the Company (as applicable) will furnish to the Holders of the Notes, within 30 days after the date the payment of any Taxes by it is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by it. The Issuer and the Company will indemnify and hold harmless each Holder and, upon written request, will reimburse each such Holder for the amount of (i) any Taxes (other than any Taxes for which Additional Amounts would not be payable pursuant to clauses (a) through (f) above) levied or imposed and paid by such Holder as a result of payments made under or with respect to the Notes which have not been withheld or deducted and remitted by the Issuer or the Company (as applicable) in accordance with applicable law, (ii) any liability (including penalties, interest and expenses) arising therefrom or with respect thereto, and (iii) any Taxes (other than any Taxes for which Additional Amounts would not be payable pursuant to clauses (a) through (f) above) imposed with respect to any reimbursement under clause (i) or (ii) above, but excluding any such Taxes on such Holder’s net income.

At least 30 days prior to each date on which any payment under or with respect to the Notes is due and payable, if the Issuer will be obligated to pay Additional Amounts with respect to such payment, the Issuer will deliver to the Trustee an Officers’ Certificate stating the fact that such Additional Amounts will be payable and the amounts so payable and will set forth such other information necessary to enable the Trustee to pay such Additional Amounts to Holders on the payment date. Whenever in the Indenture there is mentioned, in any context, the payment of principal (and premium, if any), Redemption Price, Purchase Price, Change of Control Payment,

interest or any other amount payable under or with respect to any Note, such mention shall be deemed to include mention of the payment of Additional Amounts provided for in this Section 2.13 to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof pursuant to the provisions of this Section 2.13 and express mention of the payment of Additional Amounts (if applicable) in any provisions hereof shall not be construed as excluding Additional Amounts in those provisions hereof where such express mention is not made (if applicable).

The obligations of the Issuer and the Company under this Section 2.13 shall survive the termination of this Indenture and the payment of all amounts under or with respect to the Notes.

Section 2.14                            Defeasance

The Notes shall be defeasible pursuant to both of Section 14.2 and Section 14.3 of the Original Indenture.

In the event the Issuer exercises its defeasance option with respect to the Notes pursuant to Section 14.2 of the Original Indenture, the Issuer’s obligations with respect to the Notes under Section 2.13 of this Fourth Supplemental Indenture shall survive.

Section 2.15                            Consent and Acknowledgement of the Company

Pursuant to Section 3.1 of the Original Indenture, the Company hereby consents to the issuance of the Notes by the Issuer and acknowledges and confirms that its obligations with respect to the Notes constitute Guarantee Obligations.

ARTICLE 3

COVENANTS OF COMPANY APPLICABLE TO THE NOTES

Section 3.1                                   Negative Pledge

Neither the Issuer nor the Company will create any Lien on any of their property or assets to secure any indebtedness for borrowed money without in any such case effectively providing that the Notes, in the case of the Issuer, and the Guarantee Obligations, in the case of the Company (together with, if the Issuer or the Company, as applicable, shall so determine, any other indebtedness of the Issuer or the Company, as applicable, which is not subordinate to the Notes or the Guarantee Obligations, as applicable), shall be secured equally and ratably with (or prior to) such secured indebtedness, so long as such secured indebtedness shall be so secured; provided, however, that the foregoing restrictions shall not apply to:

(a)                                 Liens on any property or assets existing at the time of acquisition thereof (including acquisition through merger or consolidation) to secure, or securing, the payment of all or any part of the purchase price, cost of improvement or construction cost thereof or securing any indebtedness incurred prior to, at the time of or within 120 days after, the acquisition of such property or assets or the completion of any such improvement or construction, whichever is later, for the purpose of financing all or any part of the purchase price, cost of improvement or construction cost thereof or to secure or securing the repayment of money borrowed to pay, in whole or in part, such purchase price, cost of improvement or construction cost or any vendor’s privilege or lien on such property securing all or any part of such purchase price, cost of improvement or construction cost, including title retention agreements and leases in the nature of title retention agreements (provided such Liens are limited to such property or assets and to improvements on such property);

(b)                                 Liens arising by operation of law;

(c)                                  any other Lien arising in connection with indebtedness if, after giving effect to such Lien and any other Lien created pursuant to this paragraph (c), the aggregate principal amount of indebtedness secured thereby would not exceed 5% of the Company’s Consolidated Net Worth; and

(d)                                 any extension, renewal, substitution or replacement (or successive extensions, renewals, substitutions or replacements), as a whole or in part, of any of the Liens referred to in paragraphs (a) and (b) above or any indebtedness secured thereby; provided that such extension, renewal, substitution or replacement Lien shall be limited to all or any part of substantially the same property or assets that secured the Lien extended, renewed, substituted or replaced (plus improvements on such property) and the principal amount of indebtedness secured by such Lien at such time is not increased.

Section 3.2                                   Status of the Issuer

The Issuer shall at all times remain a Subsidiary of the Company.

ARTICLE 4

MISCELLANEOUS

Section 4.1                                   Ratification of Original Indenture

The Original Indenture, as supplemented by this Fourth Supplemental Indenture, is in all respects ratified and confirmed, and this Fourth Supplemental Indenture shall be deemed part of the Indenture in the manner and to the extent herein and therein provided.

Section 4.2                                   Governing Law

This Fourth Supplemental Indenture and the Notes shall be governed by and construed in accordance with the laws of the State of New York. Notwithstanding the preceding sentence of this Section, the exercise, performance or discharge by the Trustee of any of its rights, powers, duties or responsibilities hereunder shall be construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable thereto.

Section 4.3                                   Separability

In case any one or more of the provisions contained in this Fourth Supplemental Indenture or in the Notes shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Fourth Supplemental Indenture or of the Notes, but this Fourth Supplemental Indenture and the Notes shall be construed as if such invalid or illegal or unenforceable provision had never been contained herein or therein.

Section 4.4                                   Counterparts

This instrument may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument. This instrument may be executed and delivered by facsimile or other electronic transmission of a counterpart hereof bearing a manual, facsimile or other electronic signature.

[THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have caused this Fourth Supplemental Indenture to be duly executed as of the day and year first above written.

BROOKFIELD FINANCE INC.

By:	/s/ Karly Dyck
Name: Karly Dyck
Title: Vice President

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Nicholas Goodman
Name: Nicholas Goodman
Title: Managing Partner

COMPUTERSHARE TRUST COMPANY OF CANADA

By:	/s/ Yana Nedyalkova
Name: Yana Nedyalkova
Title: Corporate Trust Officer

By:	/s/ Raji Sivalingam
Name: Raji Sivalingam
Title: Associate Trust Officer

[Signature Page to Fourth Supplemental Indenture]

ANNEX A

[Face of Note]

[Insert if the Security is a Global Security — THIS SECURITY IS A GLOBAL NOTE WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITARY OR A NOMINEE THEREOF. THIS SECURITY MAY NOT BE EXCHANGED IN WHOLE OR IN PART FOR A SECURITY REGISTERED, AND NO TRANSFER OF THIS SECURITY IN WHOLE OR IN PART MAY BE REGISTERED, IN THE NAME OF ANY PERSON OTHER THAN SUCH DEPOSITARY OR A NOMINEE THEREOF, EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.

Unless this certificate is presented by an authorized representative of The Depository Trust Company (“DTC”), a New York corporation, to Brookfield Finance Inc. or its agent for registration of transfer, exchange or payment, and any certificate issued in respect thereof is registered in the name of Cede & Co., or in such other name as is requested by an authorized representative of DTC (and any payment is made to Cede & Co. or to such other entity as is requested by an authorized representative of DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL since the registered owner hereof, Cede & Co., has an interest herein.]

BROOKFIELD FINANCE INC.

4.850% Notes due 2029

CUSIP: 11271LAD4

No. I-•	US$•

Brookfield Finance Inc., a corporation incorporated under the laws of Ontario, Canada (herein called the “Issuer”, which term includes any successor Person under the Indenture hereinafter referred to), for value received, hereby promises to pay to •, or registered assigns, the principal sum of • (•) United States Dollars on March 29, 2029 and to pay interest thereon from and including January 29, 2019 or from and including the most recent Interest Payment Date to which interest has been paid or duly provided for, semi-annually in arrears on March 29 and September 29 in each year, commencing on September 29, 2019 at a rate of 4.850% per annum, until the principal hereof is paid or made available for payment, calculated as set forth above, provided that any principal and premium, and any such installment of interest, which is overdue shall bear interest at the rate of 4.850% per annum plus 1% (to the extent that the payment of such interest shall be legally enforceable), from the dates such amounts are due until they are paid or made available for payment, and such interest shall be payable on demand. As provided in the Indenture, interest shall be computed on the basis of a 360-day year consisting of twelve 30-day months. Interest shall accrue from and including January 29, 2019.

The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in such Indenture, be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on the

Regular Record Date for such interest, which shall be February 28 or August 29, as the case may be, next preceding such Interest Payment Date (whether or not a Business Day). Any such interest not so punctually paid or duly provided for will forthwith cease to be payable to the Holder on such Regular Record Date and may either be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to Holders of Securities of this series not less than 10 days prior to such Special Record Date, or be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Securities of this series may be listed, and upon such notice as may be required by such exchange, all as more fully provided in the Indenture.

Payment of the principal of (and premium, if any) and interest on this Security will be made at the Place of Payment in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debt; provided, however, that, at the option and expense of the Issuer, payment of interest may be made by (i) cheque mailed to the address of the Person entitled thereto as such address shall appear in the Security Register or (ii) by wire transfer to an account maintained by the Person entitled thereto as specified in the Security Register.

Reference is hereby made to the further provisions of this Security set forth on the reverse hereof, which further provisions shall, for all purposes, have the same effect as if set forth at this place.

Unless the certificate of authentication hereon has been executed by the Trustee referred to on the reverse hereof by manual signature, this Security shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

[The balance of this page is intentionally left blank; signature page follows]

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IN WITNESS WHEREOF, the Issuer has caused this instrument to be duly executed under its corporate seal.

Dated: •

BROOKFIELD FINANCE INC.

By:
Name:
Title:

Attest:

(FORM OF TRUSTEE’S CERTIFICATE OF AUTHENTICATION)

TRUSTEE’S CERTIFICATE OF AUTHENTICATION

This Note is one of the Notes referred to in the Indenture referred to above.

COMPUTERSHARE TRUST
COMPANY OF CANADA, as Trustee

By: Authorized Officer

Dated:

(FORM OF REGISTRATION PANEL)

(NO WRITING HEREON EXCEPT BY THE TRUSTEE OR OTHER REGISTRAR)

DATE OF REGISTRY	IN WHOSE NAME REGISTERED	SIGNATURE OF TRUSTEE OR OTHER REGISTRAR

[Reverse of Note.]

This Security is one of a duly authorized issue of securities of the Issuer (herein called the “Securities”), issued and to be issued in one or more series under an Indenture, dated as of June 2, 2016 (the “Original Indenture”), as supplemented by the Fourth Supplemental Indenture, dated as of January 29, 2019 (the “Fourth Supplemental Indenture”) (the Original Indenture and the Fourth Supplemental Indenture together herein called the “Indenture”, which term shall have the meaning assigned to it in such instrument), between the Issuer, Brookfield Asset Management Inc. (the “Company”), as guarantor, and Computershare Trust Company of Canada, as trustee (herein called the “Trustee”, which term includes any successor trustee under the Indenture), and reference is hereby made to the Indenture for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Issuer, the Company, the Trustee and the Holders of the Securities and of the terms upon which the Securities are, and are to be, authenticated and delivered. This Security is one of the series designated on the face hereof, initially limited in aggregate principal amount to US$1,000,000,000, all of which are issued under the Fourth Supplemental Indenture. The Issuer may from time to time, without the consent of the holders of the Securities, create and issue further securities having the same terms and conditions in all respects as the Securities issued on the date hereof, except for the issue date, the issue price and the first payment of interest thereon. Additional securities issued in this manner will be consolidated with and will form a single series with the Securities; provided that if any additional securities issued after the date hereof are not fungible with the Securities issued on the date hereof for U.S. federal income tax purposes, then such additional securities shall be issued with a separate CUSIP or ISIN number so that they are distinguishable from the Securities.

The Issuer will pay to each relevant Holder or beneficial owner certain Additional Amounts in the event of the withholding or deduction of certain Canadian taxes as described in the Fourth Supplemental Indenture.

The Securities are redeemable, at any time at the Issuer’s option, at the Redemption Price as described in the Fourth Supplemental Indenture. The Securities are also redeemable in the event of certain changes affecting Canadian withholding tax, as described in the Fourth Supplemental Indenture.

Upon the occurrence of a Change of Control Triggering Event, the Issuer will be required to make an offer to purchase the Securities at a price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of repurchase.

If an Event of Default with respect to Securities of this series shall occur and be continuing, the principal of the Securities of this series may be declared due and payable in the manner and with the effect provided in the Indenture.

In the event of purchase pursuant to an Offer to Purchase of this Security in part only, a new Security or Securities of this series and of like tenor for the unpurchased portion hereof will be issued in the name of the Holder hereof upon the cancellation hereof.

The Indenture contains provisions for defeasance at any time of the entire indebtedness of this Security or certain restrictive covenants and Events of Default with respect to this Security, in each case upon compliance with certain conditions set forth in the Indenture.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Issuer and the rights of the Holders of the Securities of each series to be affected under the Indenture at any time by the Issuer, the Company and the Trustee with the consent of the Holders of a majority in principal amount of the Securities at the time Outstanding of each series to be affected. The Indenture also contains provisions permitting the Holders of specified percentages in principal amount of the Securities of each series at the time Outstanding, on behalf of the Holders of all Securities of such series, to waive compliance by the Issuer or the Company with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by the Holder of this Security shall be conclusive and binding upon such Holder and upon all future Holders of this Security and of any Security issued upon the registration of transfer hereof or in exchange hereafter or in lieu hereof, whether or not notation of such consent or waiver is made upon this Security.

As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Security is registrable in the Security Register, upon surrender of this Security for registration of transfer at the Corporate Trust Office of the Trustee or the Place of Payment, duly endorsed by, or accompanied by a written instrument of transfer, in form satisfactory to the Issuer and the Security Registrar, duly executed by the Holder hereof or attorney duly authorized in writing, and, thereupon, one or more new Securities of this series and of like tenor, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

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The Securities of this series are issuable only in registered form without coupons in initial denominations of US$2,000 and subsequent multiples of US$1,000. As provided in the Indenture and subject to certain limitations therein set forth, Securities of this series are exchangeable for a like aggregate principal amount of Securities of this series and of like tenor of a different authorized denomination, as requested by the Holder surrendering the same.

No service charge shall be made for any such registration of transfer or exchange, but the Issuer may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Prior to due presentment of this Security for registration of transfer, the Issuer, the Company, the Trustee and any agent of the Issuer, the Company or the Trustee may treat the Person in whose name this Security is registered as the owner hereof for all purposes, whether or not this Security be overdue, and neither the Issuer, the Company, the Trustee nor any such agent shall be affected by notice to the contrary.

THE LAWS OF THE STATE OF NEW YORK SHALL GOVERN AND BE USED TO CONSTRUE THE INDENTURE AND THE SECURITIES. Notwithstanding the preceding sentence of this Section, the exercise, performance or discharge by the Trustee of any of its rights, powers, duties or responsibilities hereunder shall be construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable thereto.

All terms used in this Security which are defined in the Indenture shall have the meanings assigned to them in the Indenture.

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